April 9, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn: Paul Fischer

Re:Staffing 360 Solutions, Inc.

Registration Statement on Form S-3

Originally Filed March 26, 2019

File No. 333-230503

Dear Mr. Fischer:

Please accept this as a formal written request to accelerate the effectiveness of the above captioned Registration Statement on Form S-3 (the “Registration Statement”). Pursuant to Rule 461 under the Securities Act of 1933, as amended, Staffing 360 Solutions, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will be declared effective on or about 5:00 PM, Eastern Time, on April 11, 2019, or as soon as possible thereafter.

Should any member of the staff of the Securities and Exchange Commission have any questions or comments with respect to this request, please contact our counsel, Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

Staffing 360 Solutions, Inc.

By:      /s/ Brendan Flood

Name:Brendan Flood

Title:Chief Executive Officer

cc: David Faiman, Chief Financial Officer

Rick A. Werner, Esq., Haynes and Boone, LLP